UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Approval of merger between Shinhan Asset Trust and Shinhan REITs Management

On July 30, 2026, the board of directors of each of Shinhan Asset Trust Co., Ltd. (the “Surviving Company”), a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd., and Shinhan REITs Management Co., Ltd. (the “Dissolving Company”), another wholly-owned subsidiary of Shinhan Financial Group Co., Ltd., have resolved to approve the merger between Shinhan Asset Trust and Shinhan REITs Management. The Transaction is expected to be approved at the general meetings of shareholders of each of Shinhan Asset Trust and Shinhan REITs Management on August 14, 2026.

The details of the Transaction are as follows:

1. Surviving Company after the Transaction: Shinhan Asset Trust

2. Expected completion date of the Transaction(effective date): January 1, 2027 (tentative)
- Completion of the Transaction is subject to regulatory approvals, and accordingly the date is subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 30, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer